UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-38813

Maase Inc.

Building 48, Zhixin Manufacturing Valley Industrial Park

No. 52 Yangzhou Road, Economic Development Zone

Laixi, Qingdao, Shandong Province, People’s Republic of China

Tel: +86-532-66030885

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Completion of Acquisition of Huazhi Group

On March 30, 2026, Maase Inc., an exempted company incorporated in the Cayman Islands (the “Company”) successfully completed its acquisition of Times Good Limited (the “Target Company”), which in turn, controls core assets and operations of Huazhi Future (Chongqing) Technology Co., Ltd. and its subsidiaries (collectively the “Huazhi Group”). Huazhi Group is a leading provider of computing power and algorithm solutions in China.

As previously disclosed in the Report on Form 6-K of the Company filed with the Securities and Exchange Commission on January 23, 2026, the Company entered into a transaction agreement (the “Transaction Agreement”) to acquire 100% of the equity interests of the Target Company on January 23, 2026. The Company purchased from the sellers all of the issued and outstanding equity interests of the Target Company, for a total consideration of approximately RMB1.1 billion, consisting of (i) an aggregate 87,400,144 Class A ordinary shares of a par value of US$0.09 each of the Company (the “Consideration Shares”), and (ii) a cash payment of US$26,000,000, which will be paid within 365 days after the closing (the “Closing”) of the transaction contemplated under the Transaction Agreement. Subject to certain customary exceptions, each seller is subject to a lock-up period of sixty (60) months following the Closing.

Following this issuance and the completion of the transaction, the Company has a total of 442,175,578 issued and outstanding ordinary shares, consisting of 435,508,910 Class A ordinary shares and 6,666,668 Class B ordinary shares. The sellers, which are not related to each other and would not be deemed as a group, collectively hold approximately 19.77% of the total issued and outstanding shares of the Company, representing approximately 7.93% of the total voting power.

In connection with completion of the acquisition, the Company issued a press release on March 31, 2026, which is filed as Exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: March 31, 2026	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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